Law Department
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, Indiana 46802

Mary Jo Ardington
Associate General Counsel
Phone: 260-455-3917
MaryJo.Ardington@LFG.com
VIA Email & EDGAR

May 10, 2013

Alberto H. Zapata
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC 20549-8629

Re:       Lincoln National Variable Annuity Account L
The Lincoln National Life Insurance Company
Initial Registration Statements on Form N-4
Filing Nos.: 333-187072, 333-187071, 333-187070, 333-187069

Dear Mr. Zapata:

This letter is in response to your letter of May 3, 2013.

1.  General Comments
a.
Unless otherwise indicated, please make conforming changes to the other three filings referenced above, as applicable. Wherever a comment has applicability to more than one prospectus, please identify the prospectus for which changes were made in a letter responding to these comments.

b.
Please clarify supplementally whether there are any types of guarantees, credit enhancements or support agreements with third parties to support any of the company’s guarantees under the contract or whether the company will be solely responsible for paying out on any guarantees associated with the contracts.

c.
Please confirm that all capitalized terms have been defined in the text prior to first use or in the glossary. Confirm that all such defined terms appear consistently as capitalized defined terms throughout the prospectus.

Response:
a.	Conforming changes have been made to all of the registration statements listed above. In all cases, the specific changes addressed in this response letter are for 333-187072.
b.
There are no guarantees or support agreements with third parties to support any of the company’s guarantees under the contract. The company will be solely responsible for paying out on any guarantees associated with the contracts.

c.	All capitalized terms have been defined in the “Special Terms” section (pg. 3) and are consistently capitalized throughout the prospectus.

2.  Contract Name
Please explain, supplementally, how the name of the contract – “Secured Retirement Income” – is appropriate.

Response:
The name of the product, Lincoln Secured Retirement IncomeSM, refers to the primary reason that pension plan participants allocate purchase payments to this variable annuity contract.  A participant (and spouse if elected) will receive a percentage of the Income Base as retirement income for life that is not affected by market declines. The term “secured” refers to the fact that the participant can rely on a specific retirement income stream. Participants can choose to allocate a percentage of their retirement plan assets to this contract and can depend on a certain level of guaranteed income regardless of their account value.  The retirement income benefit is not an optional rider; all participant accounts will contain this benefit. Therefore, the main reason a participant allocates assets to this contract is to secure a minimum level of retirement income.

We feel this product name is appropriate in light of the purpose of the product.

3.  Purchase Payments Under the Contract
a.
In the first sentence of the third paragraph of the cover page, the registrant states that Purchase Payments for benefits on a variable basis will be placed in the Variable Annuity Account (VAA).  In the next sentence and later in the paragraph, a variable option is discussed.  Given that there are no fixed options under this contract, please change this disclosure to clarify that there is no other option under this contract other than the variable account.

b.	Please survey the prospectus and identify and clarify all disclosure indicating that there is a fixed account or other option for allocation of Purchase Payments other than the VAA.

Response:
This disclosure has been updated throughout the prospectus (see pages 1 and 3).

5.  Available Fund
The staff understands that the fund available under the contracts intends to change its name in the near future. Please supplementally inform the staff how and when this change will be reflected in the contract prospectus.

Response:
Contractowners will be notified of these name changes by a prospectus supplement immediately following the prospectus filing by the fund, which is scheduled on or around June 18.

6.  Fee Table
Please revise the fee table to include the annual maximum and current Guaranteed Withdrawal Benefit Charge (2.4% and 1.0%, respectively). The monthly deductions of 0.17% and 0.083% may be disclosed in footnotes.

Response:
The annual charges have been added to the fee table, and the monthly charges have been moved to the footnote.

7.  Additions, Deletions, or Substitutions of Investments (p. 10)
Please disclose that, at all times, at least one variable investment option will be available under the contracts.

Response:
At least one variable investment option will be available under the contracts at all times. This disclosure has been added.

8.  Guaranteed Withdrawal Benefit Charge (p. 11)
Please include disclosure in this section of the Guaranteed Withdrawal Benefit Charge on anannual basis, including the maximum annual percentage charge.

Response:
This disclosure has been revised to include annual charges.

9.   Annuity Options (p. 19)
Please disclose whether the annuity options available are variable or fixed. Also, please note thatthe default annuity must be variable under a variable annuity contract unless only fixed annuityoptions are available.

Response:
Only fixed annuity options are available under this contract.

10.  Financial Statements, Exhibits, and Other Information
Please provide any financial statements, exhibits, consents, and other required disclosure not included in the registration statements.

Response:
All required financial statements, exhibits, consents and other disclosure will be filed with the pre-effective amendments.

11.  Powers of Attorney
Please provide powers of attorney that relate specifically to the registration statements as required by Rule 483(b) of the Securities Act of 1933 (“Securities Act”). Each power of attorney must either a) specifically identify the Securities Act registration number of the initial filing, or b) prior to the receipt of a Securities Act registration number, specifically describe or name the contract that is the subject of the registration statement.

Response:
An updated power of attorney relating specifically to the registration statements will be filed with the pre-effective amendments.

12. Tandy Representations
In regards to the referenced filings, The Lincoln National Life Insurance Company and Lincoln National Variable Annuity Account L (together “Lincoln”) acknowledge the following:

•	Lincoln is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and

•	Lincoln may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 260-455-3917 should you have any questions or additional comments.

Sincerely,
Mary Jo Ardington
Associate General Counsel


Lincoln Secured Retirement IncomeSM Version 1

Lincoln National Variable Annuity Account L
Group Variable Annuity Contracts
Home Office:
The Lincoln National Life Insurance Company
1300 South Clinton Street

Fort Wayne, IN 46802
1-800-341-0441

This prospectus describes a group variable annuity contract with a Guaranteed
Benefit for covered Participants that is issued by The Lincoln National Life
Insurance Company (Lincoln Life or Company). This prospectus is primarily for use with certain qualified retirement plans. Generally, you do not pay federal income tax on the contract's growth until it is paid out. Qualified retirement plans already provide for tax deferral. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. The contract is designed to accumulate Participant Account Value and to provide retirement income over a certain period of time, or for life, subject to certain conditions. If the Annuitant dies before the Annuity Commencement Date, a Death Benefit may be payable.

This contract is sold to qualified retirement plans to provide Participants with guaranteed lifetime periodic withdrawals.

All Purchase Payments will be placed in Lincoln National Variable Annuity
Account L (Variable Annuity Account (VAA)). The VAA is a segregated investment account of Lincoln Life. You take all the investment risk on the Contract Value derived from Purchase Payments. If the Subaccount makes money, your Contract
Value goes up; if the Subaccount loses money, it goes down. How much it goes up or down depends on the performance of the fund. We do not guarantee how the
Subaccount or its fund will perform. Also, neither the U.S. Government nor any federal agency insures or guarantees your investment in the contract. The contracts are not bank deposits and are not endorsed by any bank or government agency.

The available fund is: LVIP Protected Profile Moderate Fund (fund), a series of the Lincoln Variable Insurance Products Trust. The fund is a fund of funds and invests substantially all of its assets in other funds.

This prospectus gives you information about the contracts that you should know before deciding to buy a contract and make Purchase Payments. You should also review the prospectus for the fund and keep all prospectuses for future reference.

Neither the SEC nor any state securities commission has approved this contract or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

More information about the contracts is in the current Statement of Additional
Information (SAI), dated the same date as this prospectus. The SAI is incorporated by reference into this prospectus and is legally part of this prospectus. For a free copy of the SAI, write The Lincoln National Life
Insurance Company, P.O. Box 2340, Fort Wayne, IN 46801 or call 1-800-341-0441.
The SAI and other information about Lincoln Life and the VAA are also available on the SEC's website (http://www.sec.gov). There is a table of contents for the
SAI on the last page of this prospectus.

____, 2013

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

Special Terms
In this prospectus, the following terms have the indicated meanings:

Account or Variable Annuity Account (VAA)-The segregated investment account,
Account L, into which we set aside and invest the assets of the contract offered in this prospectus.

Accumulation Unit-A measure used to calculate Contract Value for the contract before the Annuity Commencement Date.

Additional Plan Expenses-The maximum amount of Plan expenses that can be deducted from the contract on an annual basis that will not reduce the
Guaranteed Withdrawal Benefit. The annual maximum amount is specified in the contract.

Annuitant-The person upon whose life the annuity payments are based.

Annuity Commencement Date-The Valuation Date when funds are withdrawn to provide a fixed dollar payout for payment of annuity benefits under the Annuity
Payout option you select .

Annuity Payout- An amount paid at regular intervals after the Annuity
Commencement Date under one of several options available to the Annuitant and/or any other payee. This amount is paid on a fixed basis.

Automatic Annual Step-up-a feature that provides an automatic step-up of the
Income Base to the Participant Account Value, subject to certain conditions.

Benefit Year- For each Participant, the 12-month period starting with the date the initial contribution is made to the group annuity contract for a
Participant, and starting with each anniversary of the date of the initial contribution after that.

Beneficiary-The person or entity designated by the Participant to receive any
Death Benefit paid if the Participant dies before the Annuity Commencement
Date.

Contractowner (you, your, owner)-An employer or a Plan sponsor, a trustee of a trust or a custodian of: (1) a qualified pension or profit sharing plan under
Section 401(a) of the Internal Revenue Code, or "tax code"; (2) an Individual
Retirement Annuity under Section 408 of the tax code; (3) a tax deferred annuity under Section 403(b) of the tax code; or (4) a governmental deferred compensation plan under Section 457 of the tax code. Additional Contractowners may be allowed upon approval by us.

Contract Value-At a given time before the Annuity Commencement Date, the total value of all Accumulation Units for a contract.

Contract Year-Each one-year period starting with the effective date of the contract and starting with each contract anniversary after that.

Death Benefit-Before the Annuity Commencement Date, the amount payable to a designated Beneficiary if the Participant dies.

Excess Withdrawals-Amounts withdrawn from the contract which may decrease or eliminate guarantees under the Guaranteed Withdrawal Benefit. All withdrawals are Excess Withdrawals except withdrawals to provide the Guaranteed Annual
Income, the Guaranteed Withdrawal Benefit charge and the Additional Plan
Expenses.

Good Order-The actual receipt at our Home Office of the requested transaction in writing or by other means we accept, along with all information and supporting legal documentation necessary to effect the transaction. The forms we provide will identify the necessary documentation. We may, in our sole discretion, determine whether any particular transaction request is in Good
Order, and we reserve the right to change or waive any Good Order requirements at any time.

Guaranteed Annual Income (GAI)-The guaranteed periodic withdrawal amount available from the Participant Account Value each Benefit Year for the life of a Participant and spouse (if applicable).

Guaranteed Annual Income Effective Date-The Valuation Date the request to receive Guaranteed Annual Income amounts for a Participant is approved by the
Home Office.

Guaranteed Withdrawal Benefit or Benefit-The feature of this contract that provides guaranteed lifetime periodic withdrawals called GAI that may increase based on Automatic Annual Step-ups and also age-based increases to the withdrawal amount, regardless of investment performance of the contract and provided certain conditions are met.

Guaranteed Withdrawal Benefit Effective Date (GWB Effective Date)-The date of the first Purchase Payment into the VAA by the Contractowner on behalf of the
Participant.

Income Base-A value used to calculate the Guaranteed Annual Income amount. The amount of the Income Base varies for each Participant and is adjusted as set forth in this prospectus.

Lincoln Life (we, us, our, Company)-The Lincoln National Life Insurance
Company.

Participant-A person defined as a Participant in the Plan, who has enrolled under a contract, on whose behalf Lincoln Life maintains a Participant Account
Value. This individual is also the Annuitant.

Participant Account Value-The Participant's share of the Contract Value.

Plan-The retirement program that an employer offers to its employees for which a contract is used to accumulate funds.

Purchase Payments-The sum of all amounts paid into the contract. Purchase
Payments are allocated to the LVIP Protected Profile Moderate Fund and are used to fund the Guaranteed Withdrawal Benefits under the contract.

                                                                               3

Expense Tables
The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract.

The first table describes the fees and expenses that you will pay at the time that you buy the contract or surrender the contract.

                       CONTRACTOWNER TRANSACTION EXPENSES

There are no sales charges, deferred sales charges, or surrender charges associated with this contract.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Separate Account Annual Expense (as a percentage of average daily net assets in the
  Subaccount):
  Mortality and Expense Risk and Administrative Charge....................................    0.05%
Guaranteed Withdrawal Benefit1............................................................
  Guaranteed Maximum Annual Charge........................................................    2.04%
  Current Annual Charge...................................................................    1.00%

(1)  As percentage of the Income Base (initial Purchase Payment), as increased for subsequent Purchase Payments, Automatic Annual Step-ups and decreased upon an Excess Withdrawal. The current monthly charge is 0.0833%, not to exceed the guaranteed maximum monthly percentage charge of 0.17%. This charge is deducted from the Participant Account Value on a monthly basis.

The next item shows the minimum and maximum total annual operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The expenses are for the year ended December 31, 2012. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

                                                                             Minimum   Maximum
                                                                            --------- --------

      Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution and/or service
       (12b-1) fees, and other expenses)...................................  0.79%     0.79%

The following table shows the expenses charged by the fund for the year ended
December 31, 2012:

(as a percentage of each fund's average net assets):

                                                                             Other
                                        Management         12b-1 Fees        Expenses
                                        Fees (before       (before any       (before any
                                        any waivers/       waivers/          waivers/
                                        reimburse-         reimburse-        reimburse-
                                        ments)         +   ments)        +   ments)        +

LVIP Protected Profile Moderate Fund*       0.25%             0.00%             0.02%

                                                                                   Total
                                                       Total         Total         Expenses
                                                       Expenses      Contractual   (after
                                        Acquired       (before any   waivers/      Contractual
                                        Fund           waivers/      reimburse-    waivers/
                                        Fees and       reimburse-    ments         reimburse-
                                        Expenses   =   ments)        (if any)      ments)

LVIP Protected Profile Moderate Fund*     0.52%           0.79%         0.00%         0.79%

* The AFFE has been restated to reflect the current expenses of the fund. The
  Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the fund and does not include AFFE.

The fund has reserved the right to impose fees when funds shares are redeemed within a specified period of time of purchase ("redemption fees") not reflected in the table above. There are no redemption fees at this time.

For information concerning compensation paid for the sale of contracts, see
Distribution of the Contracts.

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

Addition, Deletion or Substitution of Investments

We reserve the right, within the law, to make certain changes to the structure and operation of the VAA at our discretion and without your consent. We may add, delete, or substitute the fund for all Contractowners or only for certain classes of Contractowners. New or substitute funds may have different fees and expenses, and may only be offered to certain classes of Contractowners.

Substitutions may be made with respect to existing investments or the investment of future Purchase Payments, or both. We may close the Subaccount to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion. The fund, which sells shares to the Subaccount pursuant to a participation agreement, also may terminate the agreement and discontinue offering its shares to the Subaccount. A substitution might also occur if shares of a fund should no longer be available, or if investment in the fund's shares should become inappropriate, in the judgment of our management, for the purposes of the contract, or for any other reason in our sole discretion.

If the Subaccount or fund is closed to future Purchase Payments, we may add a new investment option to the contract. As an alternative, we may substitute a new fund for the prior fund option, after obtaining any necessary approval of the SEC and upon written notice to you. At least one variable investment option will be available at all times.

We also may:
 o remove, combine, or add Subaccounts and make the new Subaccounts available to you at our discretion;
 o transfer assets supporting the contracts from one Subaccount to another or from the VAA to another separate account;
 o combine the VAA with other separate accounts and/or create new separate accounts;
 o deregister the VAA under the 1940 Act; and
 o operate the VAA as a management investment company under the 1940 Act or as any other form permitted by law.

We may modify the provisions of the contracts to reflect changes to the
Subaccount and the VAA and to comply with applicable law. We will not make any changes without any necessary approval by the SEC. We will also provide you written notice.

Charges and Other Deductions
We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for paying the benefits under the contracts.

Our administrative services include:
 o processing applications for and issuing the contracts;
 o processing purchases and redemptions of fund shares as required;
 o maintaining records;
 o administering Annuity Payouts;
 o furnishing accounting and valuation services (including the calculation and monitoring of daily Subaccount values);
 o reconciling and depositing cash receipts;
 o providing contract confirmations; and
 o providing toll-free and website inquiry services.

The benefits we provide include:
 o a Guaranteed Withdrawal Benefit;
 o Annuity Payout benefits; and
 o cash surrender value benefits.

The risks we assume include:
 o the risk that Annuitants receiving Annuity Payouts live longer than we assumed when we calculated our guaranteed rates (these rates are incorporated in the contract and cannot be changed);
 o the risk that lifetime payments to individuals from the Guaranteed
   Withdrawal Benefit will exceed the Contract Value; and
 o the risk that our costs in providing the services will exceed our revenues from contract charges (which we cannot change).

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the description of the charge. Any remaining expenses will be paid from our general account which may consist, among other things, of proceeds derived from mortality and expense risk charges deducted from the VAA. We may profit from one or more of the fees and charges deducted under the contract. We may use these profits for any corporate purpose, including financing the distribution of the contracts.

10

Deductions from the VAA

We apply to the daily net asset value of the Subaccount a charge which is equal to an annual rate of:

      Mortality and expense risk and administrative charge..... 0.05%

Guaranteed Withdrawal Benefit charge: The annual charge for this feature is currently 1.00% (0.0833% monthly). This charge is applied to the Income Base
(initial Purchase Payment), as increased for subsequent Purchase Payments,
Automatic Annual Step-ups, and decreased for Excess Withdrawals. We will deduct the cost of this benefit from the Participant Account Value on a monthly basis, with the first deduction occurring on the Valuation Date on or next following the one-month anniversary of the Guaranteed Withdrawal Benefit Effective Date.
The amount we deduct will increase or decrease as the Income Base increases or decreases, because the charge is based on the Income Base. See Guaranteed
Withdrawal Benefit - Income Base section for a discussion and example of the impact of the changes to the Income Base.

The percentage charge may increase no more frequently than once in a 12 month period and we will notify you in advance of the effective date of the change.
The charge will not exceed the guaranteed maximum annual percentage charge of
2.04%. The guaranteed maximum monthly percentage charge is 0.17%.

If the Participant Account Value is reduced to zero while the Participant is receiving a Guaranteed Annual Income, this charge will not be deducted.

Other Charges and Deductions

There are additional deductions from and expenses paid out of the assets of the underlying fund that are more fully described in the prospectus for the fund.

Additional Information

The sales and administrative charges described previously may be reduced or eliminated for any particular contract. However, these charges will be reduced only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges. Lower distribution and administrative expenses may be the result of economies associated with:
 o the use of mass enrollment procedures;
 o the performance of administrative or sales functions by the employer;
 o the use by an employer of automated techniques in submitting deposits or information related to deposits on behalf of its employees; or
 o any other circumstances which reduce distribution or administrative expenses.

The exact amount of sales and administrative charges applicable to a particular contract will be stated in that contract.

The Contracts

Purchase of Contracts
This prospectus describes group variable annuity contracts under which we allocate payments to the accounts of individual Participants and provide a
Guaranteed Withdrawal Benefit if all conditions are met. Each Participant under the group variable annuity contract receives a certificate which summarizes the provisions of the group contract and is proof of participation. The
Participant's share of the Contract Value is called the Participant Account
Value.

Purchase Payments

Periodic Purchase Payments are payable to us at a frequency and in an amount specified by the Plan sponsor. Purchase Payments are allocated to the LVIP
Protected Profile Moderate Fund and are used to fund the Guaranteed Withdrawal
Benefit. If Purchase Payments are discontinued, the contract will remain in force as a paid-up contract. If you submit a Purchase Payment to your agent, we will not begin processing the Purchase Payment until we receive it from your agent's broker-dealer in Good Order.

The maximum annual Purchase Payment into the contract for a Participant will be limited to $500,000 without the Home Office approval. Purchase Payments from a
Participant which originate from other investment options available under the
Plan and are made within 180 days of a withdrawal from the Participant Account
Value may be limited to $25,000 in the future. In addition we may further limit or decline future Purchase Payments into the contract as long as we provide you
180 days notice. It is possible that we could refuse any or all future Purchase
Payments. If future Purchase Payments cannot be made into this contract,
Participant Account Values and Income Bases will no longer be increased by additional Purchase Payments. Participants should consider these Purchase

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